ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101

July 13, 2020

VIA EDGAR SYSTEM

Ms. Deborah L. O’Neal

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, DC 20549

Re:	Daxor Corporation, Form N-2, File Nos. 333-224509 and 811-22684

Dear Ms. O’Neal and Ms. Fettig:

On behalf of our client, Daxor Corporation (“Daxor”), set forth below is Daxor’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”), with respect to the above-referenced filing and Daxor’s annual report on Form N-CSR. The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following the comments are Daxor’s responses (in regular type). Daxor is filing herewith an amendment to the registration statement to reflect the comments on the registration statement, and has requested effectiveness for the registration statement.

We note that a number of the comments are comments that have been provided in the past. Daxor regrets that these comments were not adequately addressed, and is taking the following specific steps to ensure that does not happen again with regard to any comments received from the Staff (the “Enhanced Disclosure Procedure”): (1) meeting with legal counsel to fully understand the rules and regulations behind the comments; (2) meeting with the independent auditors to go through all of the comments in detail and the responses; (3) preparing and using a model annual report on Form N-CSR that reflects all of the revisions based on the Staff comments, annotating the comment behind each of the revisions; (4) ensuring that the model annual report on Form N-CSR is used to check against each semi-annual and annual report before it is finalized and filed with the Securities and Exchange Commission; (5) ensuring that the Chief Compliance Officer confirms with legal counsel and the independent auditors that they have reviewed each semi-annual and annual report and confirmed that they believe it contains the revised disclosure required by prior comments, and otherwise contains required disclosure; and (6) reviewing and assessing with legal counsel and the independent auditors whether any of the revised disclosure should be reflected in other filings.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

July 13, 2020

Registration Statement Comments

1. Please confirm no sales have been made since April 30, 2020, and that none will be made until the registration statement is declared effective, and provide an updated consent.

Response: Daxor confirms no sales have been made since April 30, 2020, and that none will be made until the registration statement is declared effective. As requested, Daxor is providing an updated consent with the amendment.

2. The Fee Table shows Total Annual Expenses after Taxes of 2.85%, but the annual shows 4.26%. Please confirm which is correct. Please note that tax credits should not go into the Fee Table.

Response: The Fee Table in the Form N-2 is based on estimated expenses for the year 2020 and reflects the offering done in March 2020. The estimated expenses reflect a decrease in interest expenses in 2020. Daxor did not include any tax credits in the numbers reflected in the Fee Table. Daxor has included an updated Fee Table in the filing, based on a review of the amounts.

3. During the previous financial statement review, the SEC provided the following comment:

We note the “Investment in Operating Division” on the Schedule of Investments. We remind the Company of the tests required by Rule 1-02(w) and Rule 3-09 of Regulation S-X to determine if the Company has a significant subsidiary. If the Company has a significant subsidiary, then Rule 4-08(g) of Regulation S-X requires the presentation of summarized financial information of a 50 percent-or-less owned, significant subsidiary. Please provide the required financial information, or explain why these rules are not applicable.

Daxor responded as follows in correspondence dated May 4, 2018:

The reference to a division is a reference to the Company’s operating business. There is no separate legal entity, just the Company. The Company will revise this language to avoid the impression that there is a separate legal entity.

The disclosure on page 9 of the Registration Statement refers to a “wholly owned operating medical device subsidiary,” please explain whether the operating division is a subsidiary subject to the significance tests of S-X 1-02(w). Are separate financial statements prepared for the subsidiary? (In addition, page 24 of Daxor’s financial statements discloses that the “rent expense is allocated to and reflected in the Operating Division’s results of operations which are not part of these financial statements.”)

U.S. Securities and Exchange Commission

July 13, 2020

Response: The medical device unit is not a separate legal entity of Daxor, and is not a subsidiary. Daxor is one legal entity and has one general ledger that consists of the general ledger accounts for the investment accounts and the general ledger accounts for the operating division. When the independent auditors audit the financial statements, they audit the financial statements of Daxor. The Chief Financial Officer classifies the operating division accounts as one line item in the financial statements of Daxor and the auditors audit the whole company. Daxor Corporation does not prepare or have audited separate financial statements for the investment accounts or the accounts for the operating division. The rent payments are a part of the line item for the operating division accounts. Daxor has revised the disclosure to delete the reference to the medical device subsidiary, and refer to it as a division.

4. Review and confirm numbers under “If there is a decrease in the market value of our available for sale securities, this could have an adverse effect on our ability to fund research and development and marketing activities.” Is the 62.17% based on net assets? Or a percentage of the portfolio? We counted 24 separate stocks at December 31, 2019, not 32 separate stocks.

Response: The 62.17% is the percentage of the fair market value of the net assets that is invested in utility common stocks, and the disclosure in the registration has been revised to reflect this. At December 31, 2019, the portfolio consisted of 22 common stocks, 2 preferred stocks and 8 call options written, and the disclosure in the registration has been revised to reflect this.

5. During a previous registration statement review in 2019, the SEC questioned the financial highlights calculations of ratios to average net assets. The following responses was filed in a response letter dated May 17, 2019:

2. Please confirm the approach to be taken regarding the financial highlights and the calculation of the “average net assets.”

Response: The financial highlights were revised to match the numbers used in the annual financial statements, as Daxor and the auditors believe that revising the disclosure to ensure that “average net assets” are based on the value of net assets determined no less frequently than the end of each month is not a material change. Going forward, Daxor will ensure that the ratios are calculated ensuring that “average net assets” are based on the value of net assets determined no less frequently than the end of each month, in both the registration statement and in the financial statements.

Please explain whether this change was made to the December 31, 2019 financial highlights calculations as represented in previous correspondence. If the change was not made, please explain why.

Response: Daxor will ensure that the ratios are calculated using the “average net assets” based on the value of net assets determined no less frequently than the end of each month, in future filings. The change was not made, as it should have been, due to an oversight when preparing the annual report. Daxor has noted the error and believes that the Enhanced Disclosure Procedure will ensure that in the future filings the ratios will be calculated using the “average net assets” based on the value of net assets determined no less frequently than the end of each month. Daxor will use the actual numbers in the financial highlights from the annual report, as Daxor, in consultation with the independent auditors, has determined that revising the disclosure to reflect the “average net assets” based on the value of net assets determined monthly resulted in a trivial difference.

U.S. Securities and Exchange Commission

July 13, 2020

6. In the financial highlights, disclose that the total investment return does not reflect sales load, as instructed in Form N-2, Item 4.1, General Instruction 13.b.

Response: As requested, Daxor has added this disclosure.

7. On Page 17: Regarding the disclosure: “We will enter into custodial arrangements for our securities with broker-dealers who are members of a national securities exchange in accordance with Section 17(f)(1)(B) and Rule 17f-1 of the Investment Company Act of 1940.” Please modify the disclosure as applicable, as Daxor indicates on the Form N-CEN that Daxor is the only custodian and checks “Self - rule 17f-2 (17 CFR 270.17f-2)” as the type of custody.

Response: As requested, Daxor has updated this reference to reflect that Daxor relies on Rule 17f-2.

8. Please ensure that all documents incorporated by reference are hyperlinked, as required by the amendments adopted by the SEC pursuant to the FAST Act.

Response: As requested, Daxor has had the EDGAR coded to provide the hyperlink to any document incorporated by reference.

9. Please confirm whether Daxor is a personal holding company.

Response: Daxor, as reported in its annual report, is currently a personal holding company, and Daxor has revised the disclosure in the registration statement accordingly.

Form N-CSR Comments

10. During a previous financial statement review, in correspondence dated May 3, 2019, we noted that the Form N-CEN needs to reflect the shareholder vote each year, and that the Form N-CSR should reflect the results in accordance with the Investment Company Act.

Response: As requested, Daxor will ensure that Form N-CEN reflects the shareholder vote each year and that the Form N-CSR reflects the results in accordance with the Investment Company Act. Daxor believes that the Enhanced Disclosure Procedure will ensure that this disclosure is not omitted in the filings.

U.S. Securities and Exchange Commission

July 13, 2020

Note Items 11 – 18: Daxor notes with regard to the comments in 11 through 18 below, that these same comments were made during a previous financial statement review, in correspondence dated May 4, 2018. Daxor believes that the Enhanced Disclosure Procedure will ensure that this disclosure is not omitted in future filings.

11. Consider disclosing that the “Portfolio Analysis” chart does not include exposure to derivatives.

Response: In future filings, Daxor will disclose that the “Portfolio Analysis” chart does not include exposure to derivatives.

12. Please ensure that the Schedule of Investments denotes non-income producing assets in accordance with the requirements of Rule 12-12 of Regulation S-X. And ensure that all applicable footnotes to Rule 12-12 of Regulation S-X have been included, in particular footnotes 9 and 10.

Response: In future filings, Daxor will ensure that the Schedule of Investments denotes non-income producing assets in accordance with the requirements of Rule 12-12 of Regulation S-X.

13. Please delete the line item “Ratio of net investment income before taxes to average net assets.”

Response: In future filings, Daxor will delete the line item “Ratio of net investment income before taxes to average net assets.”

14. Please disclose in the Notes that Daxor follows the accounting and reporting requirements of investment companies under ASC 946, and that the financial statements have been prepared in accordance with ASC 946.

Response: In future filings, Daxor will disclose in the Notes that Daxor follows the accounting and reporting requirements of investment companies under ASC 946, and that the financial statements have been prepared in accordance with ASC 946.

15. The table disclosing information about management should reflect the number of portfolios overseen by the directors, and the term of office of each director and officer. Please revise the table to provide this information.

Response: In future filings, Daxor will disclose the requested information.

U.S. Securities and Exchange Commission

July 13, 2020

16. Item 4(a)-(d) of Form N-CSR requires disclosure of the audit fees, audit-related fees, tax fees, and all other fees for the last two fiscal years. Only one year was disclosed. Please ensure that two years are disclosed.

Response: In future filings, Daxor will disclose two years.

17. Item 4(c) of Form N-CSR requires that the nature of the tax services be described. Please ensure that the nature of these services is described in more detail. Also, please note that audit-related fees and other fees are subject to similar requirements.

Response: In future filings, Daxor will disclose more detail regarding the nature of these services.

18. Even though Daxor does not have a portfolio manager, Item 8 of Form N-CSR applies. Please ensure that this disclosure is provided, as appropriately tailored to address Daxor’s circumstances.

Response: In future filings, Daxor will provide this disclosure, as appropriately tailored to address Daxor’s comments.

19. Please revise the disclosure to address the following:

●	Rule 6-03(h)(2)(iv) of Regulation S-X, which addresses the aggregate cost of investments for Federal income tax purposes.
●	Rule 12-13 of Regulation S-X, which addresses option disclosure regarding the counterparty, if not exchange traded, and the notional amount.
●	Please explain why the following statement is included in the Financial Highlights table, as this filing is the annual report to shareholders: “The annual financial information will be included in the Company’s annual report to Shareholders, a copy of which is available at no charge on request by calling 212-330-8500.” (This was an oversight, and will not be included in future filings.)
●	As instructed in Form N-2, Item 4.1, General Instruction 13.b, in the financial highlights, disclose that the total investment return does not reflect sales load.
●	Per the Registration Statement on page B-7, the estate of Dr. Feldschuh owns more than 50% of Daxor stock, and Michael Feldschuh is the executor of the estate, the company is considered a controlled corporation. Please add disclosure to the financial statements related to control persons of the fund and the percentage owned and any implications of such control persons such as the effect on any shareholder votes.
●	As instructed in Form N-2, Item 11, disclose that information regarding how Daxor voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available and by which means it is available.

Response: In future filings, Daxor will provide the requested disclosure.

* * * * *

U.S. Securities and Exchange Commission

July 13, 2020

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc:	Michael Feldschuh (w/o enclosures)
Robert Michel (w/o enclosures)
Daxor Corporation